Exhibit 10.26

Tully’s Coffee Corporation

Executive Compensation Deferral Plan

Participants

Tom T. O’Keefe, Tony Gioia, George Andrews, Paul Curhan, Siobhan Foody, Kris Galvin, and Peter Hoedemaker. In the event any of these persons are terminated and a successor is named to the position prior to July 31, 2003, that person may become a Participant upon the agreement of the successor executive and the Company’s CEO.

Amounts to be deferred

Deferrals commence with the payroll to be paid on February 3, 2003 and will continue until the earlier of (1) a Payment Event (defined below) or (2) termination of this deferral plan by action of the Company’s Board of Directors or its Compensation Committee. The following amounts will be subject to mandatory deferral for the Participants:

1.	10% of gross salary earned during the deferral period (before any 401-k or other reductions)
2.	100% of any cash bonus earned relating to the fiscal year ending March 2003 (before any 401-k or other reductions)

Deferrals

The deferral will reduce Participant gross pay for tax and benefit purposes. This is a nonqualified plan, and will not be funded by the Company prior to payment. The deferred amounts will be recorded as an expense and as a liability of the Company, and the Company will maintain a record of the respective amounts deferred for each Participant. Participants will not earn interest or other investment income on the deferred amounts and will be a general unsecured creditor of the Company with respect to the deferred amounts.

Pay-out of Deferred Amounts

The actual cumulative deferred amounts for each respective Participant will be paid in a lump sum, subject to applicable taxes and withholding. This payment will occur on the next regular payroll date after the first occurrence of a “Payment Event” which is defined to be any of the following:

1.	The Company has reported positive EBITDA for two fiscal quarters and the Company has raised at least $3 million of net cash proceeds from the issuance of new equity and/or debt after January 1, 2003 (not including any amounts received from the $2 million guaranteed Kent Central facility or from an asset-based loan facility in the approximate amount of $1 million).
2.	A change in ownership control (including changes as the result of sale of stock or assets, merger, liquidation or dissolution) occurs for the Company.
3.	If a Payment Event does not occur, the deferred amounts will be paid only with the prior approval and discretion of the Board of Directors or its Compensation Committee.

Termination of Participant Employment with the Company

If (prior to the occurrence of a Payment Event) a Participant resigns or is terminated for cause, all deferred amounts are forfeited. If a Participant dies or is terminated for reasons other than cause, then the deferred amount for the Participant is not forfeited but no payment will be made to the Participant (or the Participant’s estate, in the case of death) until a Payment Event occurs. This deferred compensation arrangement does not create any employment contract with a Participant, and (other than with respect to the amount and timing of the payment of compensation) does not amend any existing employment contract or agreement with a Participant.